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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


(Mark One)

|X| ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
    1934  [FEE REQUIRED].


                     For the year ended December 31, 2000

                                      OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].



For the transition period from _______________________ to ____________________.



                        Commission File No. 33-55629



   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         ANNTAYLOR, INC. SAVINGS PLAN


   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         ANNTAYLOR STORES CORPORATION
                         ----------------------------
            (Exact name of registrant as specified in its charter)



     142 West 57th Street, New York, NY                          10019
     ----------------------------------                          -----
  (Address of principal executive offices)                     (Zip Code)


                                (212) 541-3300
                                --------------
             (Registrant's telephone number, including area code)



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


================================================================================




ANNTAYLOR, INC. SAVINGS PLAN
----------------------------
TABLE OF CONTENTS
-----------------
-------------------------------------------------------------------------------

                                                                      Page
                                                                      ----

Independent Auditors' Report................................            1

Financial Statements:
Statements of Net Assets Available for Benefits,
  December 31, 2000 and 1999................................            2
Statements of Changes in Net Assets Available for
  Benefits for the Years Ended
  December 31, 2000 and 1999................................            3
Notes to Financial Statements...............................            4




Supplemental Schedule:

Form 5500, Schedule H, Line 4i - Schedule of Assets Held
  at End of Year
  December 31, 2000.........................................            9

================================================================================

INDEPENDENT AUDITORS' REPORT
----------------------------

AnnTaylor, Inc. Savings Plan:

    We have audited the accompanying statements of net assets available for benefits of the AnnTaylor, Inc. Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic 2000 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.



Deloitte & Touche LLP


New York, New York
June 15, 2001





================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

STATEMENTS OF NET ASSETS AVAILABLE
----------------------------------
FOR BENEFITS, DECEMBER 31, 2000 AND 1999
----------------------------------------
-------------------------------------------------------------------------------



                                                           2000         1999
                                                           ----         ----


Investments at fair value:
    Mutual funds .................................    $14,565,832    $13,846,717
    Money market funds ...........................      3,013,836      2,608,914
    AnnTaylor Stores Corporation Common Stock ....        792,688        818,653
    Loans to Participants ........................        542,596        424,849
                                                       ----------     ----------
    Total investments ............................     18,914,952     17,699,133
                                                       ----------     ----------
Receivables:
    Employer contributions .......................         58,731         42,412
    Employee contributions .......................        362,704        263,288
    Loans to participants ........................         19,073         26,090
                                                       ----------     ----------
    Total receivables ............................        440,508        331,790
                                                       ----------     ----------

Cash: ............................................          5,519           --
                                                       ----------     ----------


Net assets available for benefits ................    $19,360,979    $18,030,923
                                                       ==========     ==========



                      See notes to financial statements.

================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

STATEMENTS OF CHANGES IN NET ASSETS
-----------------------------------
AVAILABLE FOR BENEFITS FOR THE YEARS
------------------------------------
ENDED DECEMBER 31, 2000 AND 1999
--------------------------------
-------------------------------------------------------------------------------



                                                           2000        1999
                                                           ----        ----

ADDITIONS TO NET ASSETS ATTRIBUTED TO
INVESTMENT ACTIVITIES:

Dividend income .....................................  $ 1,492,864   $   923,192
Net appreciation in fair
   value of investments .............................         --       1,944,311
                                                       -----------   -----------
Total additions attributed to investment
   activities .......................................    1,492,864     2,867,503
                                                       -----------   -----------


ADDITIONS TO NET ASSETS ATTRIBUTED TO
CONTRIBUTION ACTIVITIES:

Employer contributions ..............................      793,829       696,326
Employee contributions ..............................    3,603,792     3,208,601
Rollover contributions ..............................      636,835       498,051
                                                       -----------   -----------

Total additions attributed to contribution activities    5,034,456     4,402,978
                                                       -----------   -----------

Loan repayments - interest...........................       25,630        45,463
                                                       -----------   -----------

Total additions .....................................    6,552,950     7,315,944
                                                       -----------   -----------


DEDUCTIONS FROM NET ASSETS:
Net depreciation in fair value of investments .......    2,984,442          --
Benefits paid to participants .......................    2,238,452     2,522,668
                                                       -----------   -----------

Total deductions ....................................    5,222,894     2,522,668
                                                       -----------   -----------

Net increase in net assets available for benefits....    1,330,056     4,793,276

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year ................................   18,030,923    13,237,647
                                                       -----------   -----------

   End of year ......................................  $19,360,979   $18,030,923
                                                       ===========   ===========



                      See notes to financial statements.

================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------
-------------------------------------------------------------------------------



1. PLAN DESCRIPTION
-------------------

      The following description of the AnnTaylor, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description, which is available from the Plan administrator, for a more complete description of the Plan's provisions.


   GENERAL

      The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the "Company") as of July 1, 1989. The Plan covers all employees of the Company who have completed a twelve consecutive month period of employment consisting of at least 1,000 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   CONTRIBUTIONS

      Historically, the Company has contributed to the Plan 50% of the Participant's pre-tax contributions, or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 1.5% of the participant's compensation.

      Participants may make pre-tax contributions in an amount not less than 1% or more than 10% of their compensation for each pay period. Participants' aggregate pre-tax contributions may not exceed $10,500 in 2000 and $10,000 in 1999. A participant may elect to make after-tax contributions in an amount not to exceed 10% of their compensation when combined with pre-tax contributions. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions. For the Plan years ended December 31, 2000 and 1999, all contributions to the Plan by or on behalf of a participant were invested in one or all of the following Investment Funds, or such other Investment Funds which the administrative committee of the Plan may have from time to time specified:

   (a) Fund A is the American Express Trust Income Fund II, a stable capital fund, the prospectus for which indicates that the funds are invested in insurance investment contracts and stable value contracts of varying maturity, size, and yield. The Fund's objective is to preserve principal and interest while maximizing current income.

   (b) Fund B is the AXP Mutual Fund (Y), a balanced fund, the prospectus for which indicates that the funds are invested in a portfolio of common stocks and senior securities (preferred stocks and bonds). The Fund's objective is to provide shareholders with a balance of growth of capital and current income.


   (c) Fund C is the AXP Blue Chip Advantage Fund, a diversified mutual fund, the prospectus for which indicates that the funds are invested in U.S. and foreign stocks that are included in the market index (currently the S&P 500). The Fund's objective is to provide shareholders with a long-term return exceeding that of the U.S. stock market.

================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

Notes to Financial Statements
-----------------------------

-------------------------------------------------------------------------------



1. PLAN DESCRIPTION (continued)
-------------------------------

   CONTRIBUTIONS (CONTINUED)

   (d) Fund D is the AXP New Dimension Fund, a growth fund, the prospectus for which indicates that the funds are invested in U.S. and foreign companies showing the potential for significant growth. The objective of the fund is to provide shareholders with long-term growth of capital.


   (e) Fund E is the AIM Constellation Fund, an aggressive growth fund, the prospectus for which indicates that the funds are primarily invested in common stocks, with the emphasis on medium-sized and smaller emerging growth companies. The objective of the fund is to seek capital appreciation and increase shareholders' capital.


   (f) Fund F is the Templeton Foreign Fund, a foreign stock fund, the prospectus for which indicates that the funds are invested in stocks and debt obligations of companies and governments outside of the U.S. The objective of the fund is to seek long-term capital growth.


   (g) Fund G is the AnnTaylor Stock Fund, which invests in shares of AnnTaylor Stores Corporation common stock.


   (h) Fund H is the RS Emerging Growth Fund, a diversified mutual fund that seeks to achieve appreciation by investing in a diversified portfolio of equity securities that have the potential for rapid growth.


   (i) Fund I is the American Express Trust Equity Index Fund II, a diversified mutual fund that is invested primarily in common stocks. The Fund's goal is to achieve a rate of return as close as possible to the rate of return of the S&P 500 Index.


   PARTICIPANT ACCOUNTS

      Each participant's account is credited with (a) the participant's contributions, (b) the Company's matching contributions, and (c) an allocable share of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the vested balance in their account.

   LOANS TO PARTICIPANTS

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from one to five years. The loans are secured by 50% of the balance in the participant's account and bear interest at a rate as determined by the Plan's Administrative Committee based on the prevailing Prime Rate at the time of the loan.


================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
-----------------------------------------
-------------------------------------------------------------------------------


1. PLAN DESCRIPTION (CONTINUED)
-------------------

   VESTING

      The Plan provides that participants have no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they have three years of service, at which time they are 50% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant's account balance upon their retirement, death or disability.

      Participants are fully vested at all times with respect to employee contributions and earnings thereon.

   PAYMENT OF BENEFITS

      Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement, death, disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $5,000 may elect deferred payment.

   FORFEITURES

      Amounts forfeited by participants shall be used to reduce future Company contributions.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------

   The significant accounting policies followed by the Plan are detailed below:


     o The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

     o Investments are reported at fair value which, for investments traded publicly including mutual funds, is based on published market prices.

     o    Interest on investments is recorded as earned.


     o    Dividend income is recorded on ex-dividend dates.


     o    Security transactions are recorded as of the trade date.


     o    Benefits paid to participants are recorded upon distribution.


     o The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from these estimates.

     o Certain 1999 amounts have been reclassed to conform to the 2000 presentation.
================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
-----------------------------
-------------------------------------------------------------------------------


3. INVESTMENTS

      American Express Trust, the Plan Trustee for the years ended December 31, 2000 and 1999, invested all employee and Company contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Plan Trustee has custody of all assets in the funds.

      Investments that represent 5% or more of the Plan's net assets are identified by an asterisk ("*").

                                                             December 31,
                                                         2000           1999
                                                         ----           ----
   Investments at fair value as determined by
     Quoted Market Prices:
     Mutual funds:
       AXP Mutual Fund (Y)......................     $1,736,941*    $ 1,822,896*
       AIM Constellation Fund...................      1,471,037*      1,129,430*
       AXP Blue Chip Advantage Fund.............      2,358,093*      2,078,269*
       AXP New Dimension Fund...................      8,038,341*      8,183,418*
       Templeton Foreign Fund...................        769,090         632,704
       RS Emerging Growth Fund..................        192,330             ---
                                                     ----------      ----------
       Total Mutual funds.......................     14,565,832      13,846,717
                                                     ----------      ----------

     Money Market fund:
       American Express Trust Income Fund II....      2,957,899*      2,608,914*
       American Express Trust Equity Index Fund II       55,937             ---
                                                     ----------      ----------
       Total Money Market funds.................      3,013,836       2,608,914
                                                     ----------      ----------

      AnnTaylor Stock Fund......................        792,688         818,653
                                                     ----------      ----------

      Loans to participants.....................        542,596         424,849
                                                     ----------      ----------
   Total Investments............................    $18,914,952     $17,699,133
                                                    ===========     ===========


    During 2000 and 1999 the Plan's investments, including investments bought and sold, as well as held during each year, (depreciated)/appreciated in fair value as follows:


                                                        2000           1999
                                                        ----           ----
American Express Trust Income Fund II ..........  $   158,520     $   135,800
AXP Mutual Fund (Y) ............................     (253,880)        (49,179)
AIM Constellation Fund .........................     (502,104)        248,238
AXP Blue Chip Advantage Fund Y .................     (529,277)        116,298
AXP New Dimension Fund Y .......................   (1,611,344)      1,478,571
Templeton Foreign Fund .........................      (45,580)        123,809
AnnTaylor Common Stock Fund ....................     (136,110)       (109,226)
American Express Trust Equity Index Fund II.....       (4,871)            ---

RS Emerging Growth Fund ........................      (59,796)            ---
                                                   -----------    -----------
Net (depreciation)/appreciation in fair
   value of investments ........................  $(2,984,442)    $ 1,944,311
                                                   ===========    ===========





================================================================================

      During 2000 and 1999, participants had the option to invest in the American Express Trust Income Fund II. This fund invests in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately 6.0% during 2000 and 1999. The crediting interest rate was approximately 6.0% at December 31, 2000 and 1999. Generally, the fair value of Plan assets invested approximates contract value. The contract value was $2,957,899 and $2,608,914 for the years ended December 31, 2000 and 1999, respectively. According to the Trustee, the fair value of the funds' assets approximated contract value for the years ended December 31, 2000 and 1999.


4. PRIORITIES UPON TERMINATION OF THE PLAN

      The Company expects and intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of termination, participants will become 100% vested in their accounts.


5. ADMINISTRATIVE COSTS

      Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.


6. TAX STATUS

      The Plan obtained its latest determination letter on February 4, 1999, in which the Internal Revenue Service stated that the Plan, as then designed,  was  in  compliance  with  the  applicable  requirements  of  the
   Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7. FORFEITURES

      During the years ended December 31, 2000 and 1999, forfeitures of $139,222 and $149,607, respectively, were allocated to reduce Company contributions.


8. PARTIES IN INTEREST TRANSACTIONS

      During the years ended December 31, 2000 and 1999, there were transactions involving the investment of plan assets in investment funds maintained by the Plan trustees, parties-in-interest as defined in section 3(14) of ERISA.


================================================================================

   ANNTAYLOR, INC. SAVINGS PLAN
   ----------------------------

   FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
   -----------------------------------------------------------------------
   December 31, 2000
   -----------------
-------------------------------------------------------------------------------



   Party in
   Interest                                                       (e) Current
     (a)   (b) Identity of Party    (c) Description of Investment       Value
     ---   ---------------------    -----------------------------       -----

      Yes  American Express Trust            143,807 shares          $2,957,899
              Income Fund II

      Yes  AXP Mutual Fund (Y)               157,760 shares           1,736,941

      No   AIM Constellation Fund             50,848 shares           1,471,037

      Yes  AXP Blue Chip Advantage           241,114 shares           2,358,093
              Fund

      Yes  AXP New Dimension Fund            276,612 shares           8,038,341

      No   Templeton Foreign Fund             74,380 shares             769,090
      Yes  AnnTaylor Stores Corporation        64,598 units             792,688
              Common Stock

      Yes  RS Emerging Growth Fund             4,370 shares             192,330

      Yes  American Express Trust Equity       1,545 shares              55,937
              Index Fund II

      Yes  Loans to Participants     132 loans between 8.75%
                                    and 10.5% interest rates            542,596
                                                                    -----------

                                                                    $18,914,952
                                                                    ===========





   Employer Identification Number:  51-0297083
                                    ----------
   Plan Number:  001
                 ---



================================================================================

                          SIGNATURES
                          ----------







    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       AnnTaylor, Inc. Savings Plan



                                       By:  /s/  James M. Smith
                                            ------------------------------
                                                 James M. Smith
                                            Senior Vice President - Chief
                                            Financial Officer and Treasurer,
                                            AnnTaylor, Inc.

June 28, 2001